                                                                       EXHIBIT 4


                                ROTO-ROOTER, INC.

                                 PROXY STATEMENT

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Roto-Rooter, Inc. (hereinafter called the "Company") of proxies to be used at the Annual Meeting of Stockholders ("Annual Meeting") of the Company to be held on May 20, 1996 and any adjournments thereof. The Company's mailing address is 2500 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.The approximate date on which this Proxy Statement and the enclosed proxy are being sent to stockholders is April 8, 1996.Each valid proxy received in time will be voted at the meeting and, if a choice is specified on the proxy, the shares represented thereby will be voted accordingly.The proxy may be revoked by the stockholder at any time before the Annual Meeting by providing notice to the Secretary.

   Only stockholders of record as of the close of business on March 25, 1996 will be entitled to vote at the Annual Meeting or any adjournments thereof.On such date, the Company had outstanding 5,151,660 shares of common stock, par value $1 per share ("Common Stock"), entitled to one vote per share.

                              ELECTION OF DIRECTORS

     Nineteen directors are to be elected at the Annual Meeting to serve until the following annual meeting of stockholders and until their successors are duly elected and qualified.Set forth below are the names of the persons to be nominated by the Board of Directors, together with a description of each person's principal occupation during the past five years and other pertinent information.The Company has a program under which three nominations for membership on the Board of Directors are rotated each year among senior officers of the Company, senior executives of its operating divisions and subsidiaries and senior executives of Chemed Corporation, a Delaware corporation and the majority (58 percent) owner of the Company's outstanding Common Stock ("Chemed").The persons considered to be in the rotating group are Ms. Naomi C. Dallob and Messrs. Richard L. Arquilla, Brian A. Brumm, Gary C. Burger, Spencer
S. Lee, and Timothy S. O'Toole. Ms. Dallob and Messrs. Brumm and O'Toole are being nominated from the group this year.It is anticipated that additional executives of Chemed and the Company will be included in this rotating group in future years.

   Unless authority is withheld or names are stricken, it is intended that the shares covered by each proxy will be voted for the nominees listed.Votes that are withheld will be excluded entirely from the vote and will have no effect.The Company anticipates that all nominees listed in this Proxy Statement will be candidates when the election is held.However, if for any reason any nominee is not a candidate at that time, proxies will be voted for any substitute nominee designated by the Board of Directors (except where a proxy withholds authority with respect to the election of directors).The affirmative vote of a plurality of the votes cast will be necessary to elect each of the nominees for director.

                                    NOMINEES

EDWARD L. HUTTON                         Mr. Hutton is Chairman of the Company and, from 1970 to November 1993,
Director since 1984                      has served as President, Chief Executive Officer, and a director of
Age: 76                                  Chemed, Cincinnati, Ohio (a diversified public corporation with interests in residential and commercial plumbing and sewer and drain cleaning services; janitorial supply products and services; medical and dental supply distribution for private practice; and home health care services).Since November 1993, Mr. Hutton has served as Chairman and Chief Executive Officer of Chemed.He is Chairman and a director of
                                         Omnicare, Inc., Cincinnati, Ohio (health care products and services)
                                         ("Omnicare"), a public corporation in which Chemed holds a 2.8 percent ownership interest.He is also Chairman and a director of National
                                         Sanitary Supply Company, Cincinnati, Ohio (janitorial supplies)
                                         ("National"), a public corporation in which Chemed holds an 84 percent ownership interest.Mr. Hutton is the father of Thomas C. Hutton, a director of the Company.


WILLIAM R. GRIFFIN                       Mr. Griffin is President and Chief Executive Officer of the Company
Director since 1984                      and has held these positions since May 1985.Mr. Griffin is also an
Age:  52                                 Executive  Vice  President of Chemed and has held this position since
                                         May 1991.Mr. Griffin is a director of Barefoot, Inc., Globe Business
                                         Resources, and Chemed.

BRIAN A. BRUMM                           Mr. Brumm is a Vice President, Treasurer and the Chief Financial
Director since 1985                      Officer of the Company and has held these positions since
Age:  41                                 August 1984.

JAMES A. CUNNINGHAM                      Mr. Cunningham is a Senior Chemical Adviser with Schroder
Director since 1990                      Wertheim & Co. Incorporated, New York, New York (an investment
Age:  51                                 banking, asset management and securities firm) and has held this position  since March  1992.Previously,  he was a Managing  Director of Furman Selz  Incorporated,  New York,  New York (an institutional investment  company),  and held this position from October 1990 to
                                         March 1992. Mr.  Cunningham is a director of Chemed and National.

NAOMI C. DALLOB                          Ms. Dallob is Secretary and General Counsel of the Company and has
Director since 1992                      held these positions since August 1994.Previously, from September
Age:  42                                 1984,  she  was  Assistant  Secretary  of the  Company.Ms.  Dallob
                                         is also a Vice President and the Secretary of Chemed and has held these positions since February 1987 and August 1994, respectively.She is a director of National.

CHARLES H. ERHART, JR.                   Mr. Erhart retired as President of W. R. Grace & Co., Boca Raton,
Director since 1985                      Florida (international specialty chemicals and health care) ("Grace"),
Age:  70                                 in  August  1990,   having   previously   held  this  position  since
                                         July  1989. Previously,  he was Chairman of the Executive  Committee
                                         of Grace and held that position from November 1986 to July 1989.He is a director of Chemed, National and Omnicare.

NEAL GILLIATT                            Mr. Gilliatt is President of Neal Gilliatt/Stuart Watson, Inc., New York,
Director since 1985                      New York (management consulting), and has held this position since
Age:  78                                 April 1982.On April 1,  1982 he retired as Chairman of the Executive
                                         Committee of the Interpublic  Group of Companies,  Inc., New York, New York
                                         (advertising and related  communications),  having held that position since
                                         February 1980.  Mr. Gilliatt is a director of Consolidated Products, Inc.
                                         and National.

LAWRENCE J. GILLIS                       Mr. Gillis is a Vice President of the Company and has held this
Director from April 1985                 position since May 1992.Mr. Gillis is also President and Chief
to May 1986 and May 1989                 Operating Officer of Roto-Rooter Services Company and has held
to May 1990 and since                    these positions since October 1994.Previously, he was Senior Vice
May 1991                                 President-Operations of Roto-Rooter Services Company, from
Age:  61                                 February  1991 to October  1994.From  November  1983 to  February
                                         1991,  he was a Regional Vice President of Roto-Rooter Services Company.

DOUGLAS B. HARPER                        Mr. Harper is the Executive Vice President of the Company and has
Director since 1984                      held this position since May 1992.Previously, from May 1984 to May
Age:  52                                 1992,  he was a Vice  President of the  Company.Since  October  1980,  he has also served as President of Roto-Rooter Corporation, a subsidiary of the Company.


WILL J. HOEKMAN                          Mr. Hoekman is an Executive Vice President of Firstar Bank,
Director since 1985                      Des Moines, Iowa, and has held this position since May, 1995.
Age:  50                                 Previously, he held the position of Senior Vice President
                                         since November 1980. Mr. Hoekman is a director of National.

THOMAS C. HUTTON                         Mr. Hutton is a Vice President of Chemed and has held this position
Director since 1985                      since February 1988. Mr. Hutton is a director of Chemed, National and
Age:  45                                 Omnicare. He is a son of Edward L. Hutton, Chairman and a director of the Company.

PATRICK L. JOHNSON                       Mr. Johnson is a Vice President of the Company and President and
Director since 1984                      Chief Executive Officer of Service America Systems, Inc., a subsidiary
Age:  42                                 of the Company ("Service America"), and has held these positions since  December 1983 and August 1991, respectively. From August 1991 to April  1993, he was Vice Chairman and Chief Executive Officer of
                                         Service America. He also served as a Senior Vice President of
                                         Roto-Rooter Services Company from September 1986 to September 1993.

SANDRA E. LANEY                          Ms. Laney is Senior Vice President and the Chief Administrative
Director since 1985                      Officer of Chemed and has held these positions since November 1993
Age:  52                                 and May 1991, respectively. Previously, from May 1984 to November
                                         1993, she was a Vice President of Chemed. Ms. Laney is a director of
                                         Chemed, National and Omnicare.

KEVIN J. MCNAMARA                        Mr. McNamara is Vice Chairman of the Company and has held this
Director since 1986                      position since August 1994.Previously, he served as Secretary and
Age: 42                                  General Counsel of the Company from August 1986 to August 1994. He is also President of Chemed and has held this position since August
                                         1994.Previously, November 1993 to August 1994, he held the position of
                                         Executive Vice President of Chemed, and, from May 1992 to November
                                         1993, he held the position of Vice Chairman of Chemed and, from August
                                         1986 to May 1992, held the position of Vice President of Chemed. He also held the positions of General Counsel and Secretary of Chemed from August 1986 to August 1994.He is a director of Chemed, National and Omnicare.

JOHN M. MOUNT Mr.                        Mount is a Principal of Lynch-Mount Associates, Cincinnati, Ohio
Previously a director                    (management consulting), and has held this position since
from August 1987 to                      November 1993.From April 1991 to November 1993, Mr. Mount was
April 1991                               Senior Vice President of Diversey Corporation, Detroit, Michigan
Age: 54                                  (specialty chemicals) ("Diversey") and President of Diversey's
                                         DuBois Industrial Division.Previously, from May 1989 to April
                                         1991, Mr. Mount was an Executive Vice President of Chemed and
                                         President of DuBois Chemicals, Inc., then a 100 percent-owned subsidiary of Chemed ("DuBois"). He held the latter position from
                                         September 1986 to April 1991. He is a director of Chemed and
                                         Omnicare.

TIMOTHY S. O'TOOLE                       Mr. O'Toole is an Executive Vice President and the Treasurer
Director since 1991                      of Chemed and has held these positions since May 1992. He is
Age: 40                                  also the Chairman and Chief Executive Officer of Patient
                                         Care, Inc., a 100 percent-owned subsidiary of
                                         Chemed. Previously, from February 1989 to May 1992, he held the positions of Vice President and Treasurer of Chemed. He is a director of Chemed, Vitas Healthcare Corporation,
                                         National and Omnicare.


DONALD E. SAUNDERS                       Mr. Saunders is President of Diversey's DuBois Division and has held
Not previously a director                this position since November 1993. From April 1991 to October 1993,
Age:  52                                 he was  Executive  Vice  President  of Diversey  and,  from  January 1991 to March
                                         1991, he was Executive Vice President of DuBois.

D. WALTER ROBBINS, JR.                   Mr. Robbins retired as Vice Chairman of Grace in January 1987 and
Director since 1985                      thereafter became a consultant to Grace until July 1995.He is a
Age:  76                                 director of Chemed, National and Omnicare.

GEORGE J. WALSH III                      Mr. Walsh is a partner with the law firm of Gould & Wilkie, New York,
Not previously a director                New York, and has held this position since January 1978.He is a
Age:  50                                 director of Chemed.

COMPENSATION OF DIRECTORS

   Throughout 1995 each member of the Board of Directors who was not a regular employee of the Company or of a wholly owned subsidiary of the Company was entitled to be paid directors' fees.Accordingly, executives of Chemed who are directors of the Company (other than Mr. E. L. Hutton who is the Company's Chairman) are entitled to receive directors' fees for attending Board and Committee meetings.Each member of the Board of Directors of the Company was paid $1,000 for his attendance at each meeting of the Board and $550 for each meeting of a Committee he attended.The chairman of each Committee was paid $600.Effective February 7, 1996, the directors' fees were increased and each member of the Board of Directors who is not a regular employee of the Company or of a wholly owned subsidiary of the Company (other than Mr. E. L. Hutton) is now paid $1,075 for his attendance at each meeting of the Board and $600 for each meeting of a Committee of the Board he attended.The Chairman of each Committee is paid $675.The following directors who are members of the Incentive Committee of either the Company or an affiliated company also receive an additional annual fee of $4,700:Messrs. Cunningham, Erhart, Gilliatt, Hoekman and Robbins.Messrs. Hoekman and Schnee received $29,800 and $28,600, respectively, for serving on a special committee which considered Chemed's offer to acquire the shares of the Company's Common Stock it did not already own.Members of the Board of Directors are reimbursed for reasonable travel expenses incurred in connection with such meetings.

   On May 15, 1995, each member of the Board of Directors (other than those serving on the Incentive Committee of either the Company or an affiliated company) was granted an unrestricted stock award covering 75 shares of the Company's Common Stock under the Company's 1993 Stock Incentive Plan.Those directors who are members of the Incentive Committee of either the Company or an affiliated company were paid the cash equivalent of the 75 share stock award or $2,050.

COMMITTEES AND MEETINGS OF THE BOARD

   The Company has the following Committees of the Board of Directors: Audit Committee; Compensation Committee; and Incentive Committee.It does not have a nominating committee of the Board of Directors.

   The Audit Committee (a) recommends to the Board of Directors a firm of independent accountants to audit the Company and its consolidated subsidiaries,
(b) reviews and reports to the Board of Directors on the Company's annual financial statements and the independent accountants' report on such financial statements and (c) meets with the Company's senior financial officers, internal auditors and independent accountants to review audit plans and work and other matters regarding the Company's accounting, financial reporting and internal control systems.The Audit Committee consists of Messrs. Gilliatt, Hoekman, McNamara and Robbins.The Audit Committee met on two occasions in 1995.

   The Compensation Committee makes recommendations to the Board of Directors concerning (a) salary and incentive compensation payable to officers and certain other key employees of the Company, (b) establishment of incentive compensation plans and programs generally and (c) adoption and administration of certain employee benefit plans and programs.The Compensation Committee consists of Messrs. Erhart, Gilliatt, and T. C. Hutton and Ms. Laney.During 1995, the Compensation Committee met on four occasions.

   The Incentive Committee administers the Company's 1984, 1987, 1990, 1993 and 1995 Stock Incentive Plans. In addition, the Incentive Committee makes (a) grants of stock options and stock awards to key employees of the Company and (b) recommendations to the Board of Directors concerning additional year-end contributions by the Company under the Company's Retirement and Savings Plan.The Incentive Committee consists of Messrs. Hoekman, Erhart, and Cunningham. The Incentive Committee met on one occasion during 1995.

   During 1995, there were five meetings of the Board of Directors.Each incumbent director attended at least 75 percent of the aggregate of (a) the total number of meetings held by the Board of Directors and (b) the total number of meetings held by all Committees of the Board of Directors on which he served which were held during the period for which he was a director or member of any such Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Ms. Laney is the Chief Administrative Officer and Senior Vice President of Chemed and Mr. T. C. Hutton is a Vice President of Chemed.Both are directors of Chemed, of which Mr. Griffin is also an Executive Vice President and a director.See "Certain Arrangements and Transactions-Transactions with Chemed" on page 14.

                             EXECUTIVE COMPENSATION

JOINT REPORT OF THE COMPENSATION COMMITTEE AND INCENTIVE COMMITTEE ON EXECUTIVE COMPENSATION

   The Company believes that executive compensation must align executive officers' interests with those of the Company's stockholders and that such are best served by having compensation directly and materially linked to financial and operating performance criteria which when successfully achieved will enhance stockholder value.

   The Company attempts to achieve this objective with an executive compensation package for its senior executives which combines base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options and restricted stock awards along with various benefit plans, including pension plans, savings plans and medical benefits generally available to the employees of the Company.

   The executive compensation program is administered through the coordinated efforts of the Compensation Committee and the Incentive Committee of the Board of Directors.The membership of both committees is comprised of outside directors (i.e. non-employees of the Company), although the Compensation Committee includes two officers of Chemed (see "Compensation Committee Interlocks and Insider Participation" above). The Compensation Committee is responsible for the review, approval and recommendation to the Board of Directors of matters concerning base salary and annual cash incentive compensation for key executives of the Company.The recommendations of the Compensation Committee on such matters must be approved by the full Board of Directors.The Incentive Committee administers the Company's stock incentive plans under which it reviews and approves grants of stock options and restricted stock awards.Both the Compensation and Incentive Committees may use their discretion to set executive compensation where, in their collective judgement, external, internal or individual circumstances warrant.

   Following is a discussion of the components of the executive officer compensation program.

     In determining base salary levels, the Compensation Committee takes into account the magnitude of responsibility of the position, individual experience and performance and specific issues particular to the Company.In general, base salaries are set at levels believed by this Compensation Committee to be sufficient to attract and retain qualified executives when considered with the other components of the Company's compensation structure.

   The Compensation Committee believes that a significant portion of total cash compensation should be linked to annual performance criteria.Consequently, the purpose of annual incentive compensation for senior executives and key managers is to provide a direct financial incentive in the form of an annual cash bonus to these executives to achieve their business unit's and the Company's annual goals.Operational and financial goals are established at the beginning of each fiscal year and generally take into account such measures of performance as sales and earnings growth, profitability, cash flow and return on investment.Other non-financial measures of performance relate to organizational development, product or service expansion and strategic positioning of the Company's assets.

   Individual performance is also taken into account in determining individual bonuses.It is the Company's belief that bonuses as a percent of a senior executive's salary should be sufficiently high to provide a major incentive for achieving annual performance targets.Bonuses for senior executives of the Company generally range from 25-50 percent of base salary.

   The stock option and restricted stock award program forms the basis of the Company's long-term incentive plans for executive officers and key managers.The objective of these plans is to align executive and long-term stockholder interests by creating a strong and direct link between executive pay and stockholder return.

   Stock options and restricted stock awards generally are granted annually and are generally regarded as the primary incentive for long-term performance as they are granted at fair market value and have vesting restrictions which generally lapse over three or four year periods.The Committee considers each grantee's current option and award holdings in making grants.Both the amounts of restricted stock awards and proportion of stock options increase as a function of higher salary and position of responsibility within the Company.

   The Compensation and Incentive Committees have considered, and are continuing to review, the qualifying compensation regulations issued by the Internal Revenue Service in December 1993.As compensation for any individual is not currently expected to exceed the $1 million base, the Company is not presently affected by these regulations.

   The base salary of Mr. Griffin, the President and Chief Executive Officer of the Company, was increased at an annualized rate of 6.5 percent in 1995 to a base rate of $310,000.His cash bonus in respect of 1995 services was $154,000, which represented an increase of $20,000 over 1994 and 50 percent of his base salary.Restricted stock awards were granted to Mr. Griffin in respect of 1995 services having a value of $115,000.Factors considered in establishing the compensation levels in 1995 for Mr. Griffin included Company sales growth of 4.5 percent and, excluding expenses related to Chemed's offer to acquire the shares of the minority stockholders, net income growth of 14.4 percent.The Compensation Committee and the Incentive Committee believe that Mr. Griffin's base salary, the increases in his cash bonus and the restricted stock awards granted to Mr. Griffin in respect of 1995 services are consistent with his performance as measured by these factors and the criteria discussed above.

         Compensation Committee                      Incentive Committee
         ---------------------                       -----------------
         C. H. Erhart, Jr.                           J. A. Cunningham
         N. Gilliatt                                 C. H. Erhart, Jr.
         T. C. Hutton                                W. J. Hoekman
         S. E. Laney


SUMMARY COMPENSATION TABLE

   The following table shows the compensation paid to the Chief Executive Officer and the four most highly compensated executive officers of the Company for the past three years for all services rendered in all capacities to the Company and its subsidiaries:

- ---------------------------------------------------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
- ---------------------------------------------------------------------------------------------------------------------------
                                                                  Long Term Compensation
                                  Annual Compensation                     Awards
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     Securities
                                                                        Securities   Underlying
      Name                                                Roto-Rooter   Underlying     Service         All
       and                                                Restricted    Roto-Rooter    America        Other
    Principal                                                Stock         Stock        Stock        Compen-
    Position          Year     Salary ($)   Bonus ($)   Awards ($) (1)  Options (#)  Options (#)   sation ($)
- ---------------------------------------------------------------------------------------------------------------------------
   W. R. Griffin      1995      $298,917    $154,000       $115,000         -0-           -0-      $127,084 (2)
   President          1994       276,417     134,000        100,000       10,000          -0-        68,340
   and CEO            1993       260,000     121,000        120,000       31,500       10,000        81,784
   D. B. Harper       1995       188,180      86,000         60,000          -0-          -0-        65,305 (3)
   Executive          1994       180,514      75,500         53,000        5,000          -0-        39,284
   Vice President     1993       174,737      71,000         50,000       15,000          -0-        47,816
   L. J. Gillis       1995       182,833      72,600         80,000          -0-          -0-        53,776 (4)
   Vice President     1994       172,217      60,500         69,000        5,000          -0-        37,601
                      1993       164,000      52,500         60,000       17,000          -0-        45,423
   P. L. Johnson      1995       162,422      17,800         20,000          -0-          -0-        37,097 (5)
   Vice President     1994       157,058      27,800         25,000        4,000          -0-        44,168
                      1993       149,400      48,000         50,000       15,000       13,000        40,554
   B. A. Brumm        1995       114,000      47,400         45,000          -0-          -0-        41,199 (6)
   Vice President,    1994       107,698      41,200         40,000        4,000          -0-        27,754
   Treasurer and      1993       102,750      37,200         40,000       14,000        4,000        30,113
   Chief Financial
   Officer
- ---------------------------------------------------------------------------------------------------------------------------

(1) The number and value of aggregate restricted stock holdings in Roto-Rooter Common Stock at December 31, 1995 were as follows:W. R. Griffin--6,707 shares, $219,654; D.B. Harper--3,252 shares, $106,503; L.J. Gillis--4,120 shares, $134,930; P.L. Johnson--2,121 shares, $69,463; and B. A.
     Brumm--2,505 shares, $82,039.Dividends are paid to holders of restricted stock who are entitled to vote these shares, whether or not vested.Restricted stock awards vest evenly over three-year periods.Restricted stock awards were granted in February 1994, February 1995 and February 1996, as incentive compensation earned in 1993, 1994 and 1995, respectively.
(2) Includes a $16,767 contribution to the Company's Retirement and Savings Plan ("Savings Plan"), a $81,900 contribution to the Company's Deferred Compensation Plan, a $2,339 premium payment under the Company's Executive Salary Protection Plan ("ESP"), a $2,335 premium payment for term life insurance, and $23,743, which is the value of premium payments made by the Company for the benefit of Mr. Griffin under a split dollar life insurance policy, which provides for the refund of premiums to the Company upon termination of the policy ("Split Dollar Policy").
(3) Includes a $15,069 contribution to the Savings Plan, a $33,536 contribution to the Deferred Compensation Plan, a $1,829 premium payment for term life insurance, and $14,871, which is the value of premium payments for a Split Dollar Policy.
(4) Includes a $14,396 contribution to the Savings Plan, a $38,038 contribution to the Deferred Compensation Plan, and a $1,342 premium payment for term life insurance.
(5) Includes a $3,234 contribution to the Service America Retirement and Savings Plan, a $24,469 contribution to the Service America Deferred Compensation Plan, a $430 premium payment for term life insurance, and $8,964, which is the value of premium payments for a Split Dollar Policy.
(6) Includes a $13,451 contribution to the Savings Plan, a $20,552 contribution to the Deferred Compensation Plan, a $927 premium payment for term life insurance, and $6,269, which is the value of premium payments for a Split Dollar Policy.

                                       7

   The following table summarizes Roto-Rooter stock option exercises during 1995 and the year-end number and value of unexercised stock options held by the executive officers named in the Summary Compensation Table.


                Aggregated Roto-Rooter Stock Option Exercises in
                    1995 and Roto-Rooter Stock Option Values
                             as of December 31, 1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                         Value of
                                                                                        Unexercised
                                                                                       In-the-Money
                          Shares                       Number of Unexercised              Options
                         Acquired                    Options at 12/31/95 (#)         at 12/31/95 ($)
                            On          Value        ------------------------------------------------------
      Name             Exercise (#) Realized ($)     Exercisable   Unexercisable Exercisable  Unexercisable
- ---------------------------------------------------------------------------------------------------------------------------
      W. R. Griffin        25,500      $391,975         18,250         23,250      $146,200       $174,950
      D. B. Harper           -0-         -0-            39,750         11,250       531,426         84,662
      L. J. Gillis         22,125       295,635            -0-         12,250        -0-            92,162
      P. L. Johnson        16,300       251,480         10,000         10,500        92,099         80,349
      B. A. Brumm           9,700       169,400          8,000         10,000        65,100         76,600


   The table below shows information concerning the year-end number and value of unexercised Service America stock options held by the executive officers named in the Summary Compensation Table.


           SERVICE AMERICA STOCK OPTION VALUES AS OF DECEMBER 31, 1995

                                                                              Value of Unexercised
                                 Number of Unexercised                        In-the-Money Options
                                Options at 12/31/95 (#)                          at 12/31/95 ($)
                           ---------------------------------            ---------------------------------
    Name (1)              Exercisable           Unexercisable           Exercisable          Unexercisable
- ------------------------------------------------------------------------------------------------------------------------
    W. R. Griffin           17,000                  8,000             $      -0-            $      -0-
    D. B. Harper               -0-                    -0-                    -0-                   -0-
    L. J. Gillis               -0-                    -0-                    -0-                   -0-
    P. L. Johnson           32,600                 10,400                    -0-                   -0-
    B.A. Brumm               4,300                  3,200                    -0-                   -0-

- ---------------------------------------------------------------------------------------------------------------------------

   (1) None of the named executive officers exercised Service America stock options during 1995.

- ---------------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Messrs. Griffin, Harper, Gillis, Johnson and Brumm.Mr. Griffin's employment agreement provides for his continued employment as an executive employee of the Company through October 31, 2000, subject to earlier termination under certain circumstances, at a base salary of $310,000 per annum or such higher amounts as the Board of Directors may determine as well as participation in incentive compensation plans, stock incentive plans and other employee benefit plans.In the event of termination without cause or a material reduction in authority or responsibility, the agreement provides that Mr. Griffin will receive severance payments equal to 150 percent of his then current base salary plus the amount of incentive compensation most recently paid or approved in respect of the previous year, and the fair market value of all stock awards which have vested during the twelve months prior to termination, for the balance of the term of the agreement.Messrs. Harper, Gillis, Johnson and Brumm have employment agreements which provide for their continued employment as executive employees of the Company through October 31, 2000, November 6, 1998, October 31, 1998 and October 31, 1998, respectively, and are identical in all material respects to that of Mr. Griffin, except their respective agreements provide for a base salary of $193,700, $191,000, $165,500 and $118,200 per annum or such higher amounts as the Board of Directors may determine.

                      CERTAIN ARRANGEMENTS AND TRANSACTIONS

TRANSACTIONS WITH CHEMED

   CASH MANAGEMENT AND FINANCING. The Company regularly deposits funds in excess of its working capital requirements with Chemed for short-term investment and Chemed, on occasion, may make short-term loans to the Company for working capital needs.These unsecured deposits and loans bear interest at the rate determined on the basis of United States Treasury Notes.At January 31, 1996, the Company had $16,392,000 on deposit with Chemed.During the period January 1, 1995 through January 31, 1996, the largest amount on deposit with Chemed was $26,266,000.Chemed paid the Company $1,424,000 during 1995 as interest on amounts deposited by the Company with Chemed.

   During 1991, Chemed loaned to the Company $4,200,000 to partially finance the acquisition of Service America (formerly Convenient Home Services, Inc.).This loan bears interest at the rate determined on the basis of United States Treasury Notes.In addition, during 1993, Chemed loaned to the Company $4,224,000 to partially finance the acquisition of Encore Services Systems, Inc., a subsidiary of Service America.This loan bears interest at the fixed rate of 8.15 percent.At January 31, 1996, the Company had $8,424,000 on loan from Chemed, which was the largest amount on loan from Chemed at any time during the period January 1, 1995 through January 31, 1996.The Company paid Chemed $631,000 during 1995 as interest on amounts loaned to the Company from Chemed.

   SERVICE AND SUPPLY ARRANGEMENTS. As a subsidiary of Chemed and pursuant to an agreement with Chemed, the Company has used and will continue to use various financial, insurance, tax, audit, legal and other services provided by Chemed.The Company pays fees for these services based on Chemed's costs.During 1995, the Company paid Chemed $305,000 for such services.

   In addition, the Company has entered into a sublease agreement with Chemed pursuant to which the Company leases approximately 23,500 square feet of office space from Chemed on the 25th and 30th floors of the Chemed Center, Cincinnati, Ohio, at a rental equal to that paid by Chemed under its lease and for a term coterminous with Chemed's lease term which expires in 2006.For 1995, the Company paid Chemed lease payments under the sublease aggregating $491,000.

   STATE AND LOCAL INCOME TAXES. Should any state or locality impose, or should Chemed and the Company elect to pay, an income or franchise tax by combining or consolidating all or part of the income, losses, properties, payrolls, sales or other attributes of Chemed and the Company or one or more of their respective subsidiaries, the Company will reimburse Chemed for the Company's and its subsidiaries' share of such franchise or income tax.The amount to be reimbursed is equal to the tax that would have been required to be paid had the Company or any of its subsidiaries included in such combined or consolidated return filed a separate return without the inclusion of any income, losses, properties, payrolls, sales or other attributes of any related parent or subsidiary corporation.


              RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

   The Board of Directors has selected the firm of Price Waterhouse LLP as independent accountants for the Company and its consolidated subsidiaries for the year 1996.This firm has acted as independent accountants for Chemed since 1970 and for the Company and its consolidated subsidiaries since 1980.Although the submission of this matter to the stockholders is not required by law or by the By-Laws of the Company, the selection of Price Waterhouse LLP will be submitted for ratification at the Annual Meeting.The affirmative vote of the shares represented at the Annual Meeting, with abstentions having the effect of negative votes and broker non-votes deemed to be absent shares, will be necessary to ratify the selection of Price Waterhouse LLP as independent accountants for the Company and its consolidated subsidiaries for the year 1996.If the selection is not ratified at the meeting, the Board of Directors will reconsider its selection of independent accountants.


                                       14